Exhibit 99.4

Management Report – 2009

Dear Shareholders,

BRF – Brasil Foods S.A. , corporation resulting from the association between the Perdigão and Sadia groups, was born among the global leaders in the food sector, its products and brands being present in more than 100 countries.

With sales of R$ 24.4 billion in 2009, BRF is the fourth largest Brazilian exporter, the world’s largest exporter of poultry meat and the largest global protein company by market capitalization.

Recognized for the quality of its products, the penetration of its distribution and the force of its leading brand names — Sadia, Perdigão, Batavo, Qualy, Elegê and Doriana — BRF is an every-day presence in the homes of Brazilian consumers.

The success of the corporate structuring, which resulted in the creation of BRF, in addition to the follow on of R$5.3 billion , transformed 2009 into a landmark year for the Brazilian and world food industry.

In the operational context, the positive highlight was a favorable performance in the domestic market, processed products reporting an increase of 9.5% in sales revenue. However, the Company’s overall results and margins were negatively impacted by the unsettled international scenario, characterized by strong currency volatility and provoking a significant decline in export prices. The Company made various adjustments in its production lines in the face of weaker international demand, this in turn reflecting in an increased cost of products and higher commercial costs.

Despite an adverse trading climate, BRF reported an adjusted net income of R$360 million and EBITDA of R$1.2 billion on a pro-forma basis.

The gradual recovery in the international economy in 2010 and continued growth in the domestic market is expected to provide a more favorable trading environment for the Company’s businesses.

(The variations mentioned in this report are comparisons between fiscal years 2009 and 2008 or for the 4th quarter in 2009 in relation to the 4th quarter in 2008. Sadia’s results have been consolidated as from July 2009. Hence, the accumulated results for the year contemplate Sadia’s second half results. For a better understanding of the businesses, the variations are compared in numbers according to Brazilian corporate legislation (CL) and on a pro-forma basis, as specified.  The pro-forma financial statements are to be found in attachments II, III and IV of this report).

Operating and Financial Indicators - 2009

Corporate Law (CL)

•                  Gross Sales totaled R$ 18.6 billion, 41.2% higher due to the consolidation of Sadia’s results.

•                  Total commercialized sales volume from meats, dairy products and other processed products was 4.2 million tons, 32.3% higher.

•                  The domestic market represented 58.9% of net sales with an increase of 45.9% in sales revenue and 24.1% in traded volumes.

•                  Exports accounted for 41.1% of net sales and rose 31.5% in the year while sales volume was 47.7% higher.

•                  Gross profits amounted to R$ 3.6 billion, 31.8% higher.

•                  EBITDA reached R$ 911.5 million, 21.4% lower for the year.

•                  The Company reported an accumulated net adjusted income of R$ 252.5 million, against R$ 54.4 million posted in the preceding year, with a net income based on corporate law of R$ 120.4 million.

•                  Financial trading volume in the Company’s shares averaged US$39.2 million/day in the year, a 45.9% improvement.

Pro-forma

•                  Gross Sales reported a decline of 3.7% compared with 2008, performance being adversely affected by exports due to foreign exchange rate fluctuations and the slow recovery in demand in selected importing markets.

•                  Sales posted by meats, dairy products and other products were 3.5% lower reflecting market performance.

•                  The domestic market registered growth of 3.7% in sales revenue and a decrease of 1.9% in volume, and representing 58.1% of total net sales.

•                  Exports posted a decline of 15.6% in revenues and 6.1% in volume, a result of the international scenario.

•                  Gross profits recorded R$ 4.7 billion, a decline of 15.8%.

•                  EBITDA decreased 47.4% totaling R$ 1.2 billion.

•                  The Company reported an adjusted net income of R$ 360 million against a loss of R$ 2.4 billion in the preceding year due to the financial impact of derivative instruments in Sadia’s books.

	Corporate Law				Pro forma
HIGHLIGHTS - R$ MILLION	2009	2008	% Ch.		2009	2008	% Ch.
Gross Sales	18,589	13,161	41%		24,426	25,353	(4)%
Domestic Market	11,840	8,104	46%		15,282	14,711	4%
Exports	6,749	5,057	33%		9,144	10,642	(14)%
Net Sales	15,906	11,393	40%		20,937	22,121	(5)%
Gross Profit	3,635	2,759	32%		4,730	5,621	(16)%
Gross Margin	22.9%	24.2%	(130	)bps	22.6%	25.4%	(280	)bps
EBIT	350	709	(51)%		416	1,458	(71)%
Net Income	120	54	122%		228	(2,435)	—
Net Margin	0.8%	0.5%	30	bps	1.1%	(11.0)%	—
Adjusted Net Income (1)	252	54	364%		360	(2,435)	—
Adjusted Net Margin	1.6%	0.5%	110	bps	1.7%	(11.0)%	—
EBITDA	912	1,159	(21)%		1,222	2,324	(47)%
EBITDA Margin	5.7%	10.2%	(450	)bps	5.8%	10.5%	(470	)bps
Earnings per Share (2)	0.28	0.26	8%		—	—	—

(1)       Net Adjusted Result — Ignoring the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

(2)       Consolidated result per share, excluding treasury stock (1,226,090 on December 31 2009)

Operating and Financial Indicators

4th Quarter 2009

•        The Company posted gross sales of R$ 6.3 billion in the fourth quarter, 75.1% higher although 14.3% lower when compared with the pro-forma result. In spite of the positive results during the year-end holiday festivities, performance was affected by difficult trading conditions in the export market.

•   Gross profits amounted to R$ 1.4 billion, an increase of 54.1%  and reported a decline of 29.0% in pro-forma terms Net income was reduced due to the impacts of the new accounting legislation (11.638-IFRS) accumulating R$ 5.7 million, against a R$ 20.1 million negative result registered in the same quarter for the preceding year. On a consolidated pro-forma basis, the Company recorded a net result of R$ 5.7 million for the fourth quarter compared with a R$ 1.3 billion loss in the same period of 2008, reflecting financial expenses related to financial loss on derivatives instruments held by Sadia.

•     EBITDA reached R$ 370.1 million, a 20.4% reduction and an EBITDA margin of 7.0%, indicating a drop of 63.9% when analyzed from a pro-forma perspective.

•       Financial trading volume in the Company’s shares averaged US$61.9 million/day in the quarter, a 278% improvement.

HIGHLIGHTS	Corporate Law				Pro forma
R$ MILLION	4Q09	4Q08	% Ch.		4Q09	4Q08	% Ch.
Gross Sales	6,263	3,576	75%		6,263	7,311	(14)%
Domestic Market	4,185	2,278	84%		4,185	4,295	(3)%
Exports	2,078	1,298	60%		2,078	3,016	(31)%
Net Sales	5,306	3,058	73%		5,306	6,338	(16)%
Gross Profit	1,405	912	54%		1,405	1,979	(29)%
Gross Margin	26.5%	29.8%	(330	)bps	26.5%	31.2%	(470	)bps
EBIT	276	312	(11)%		276	741	(63)%
Net Income	6	(20)	—		6	(1,331)	—
Net Margin	0.1%	(0.7)%	—		0.1%	(21.0)%	—
EBITDA	370	465	(20)%		370	1,024	(64)%
EBITDA Margin	7.0%	15.2%	(820	)bps	7.0%	16.2%	(800	)bps
Earnings per Share (3)	0.01	(0.10)	—		—	—	—

(3)       Consolidated result per share (R$) excluding treasury stock (1,226,090 on December 31 2009)

Breakdown of Net Sales - 2009 — Pro-forma

* Includes milks: UHT- long life, pasteurized and powdered milk

Sectoral Performance

In the light of the risk of an even more severe down-turn in the global economy, in 2009 several countries introduced protective measures to attenuate the adverse impacts which the international financial situation had on consumption and production. Indeed, the outcome of government policies proved to be positive with many macroeconomic indicators stabilizing in the second half of the year, bringing relief to the markets.

In Brazil, the reaction of the economic policy makers to the financial scenario was no different with the announcement of initiatives to stimulate demand, notably the reduction of the IPI tax on cars, and greater monetary flexibility in the form of reduced bank reserve deposits and a lower Selic basic rate of interest. As a result, Brazil proved to be one of the few countries posting a good economic performance in 2009, generating a positive balance in employment and attracting an inflow of foreign direct investment.

Exports — Physical exports of chicken in 2009 remained largely stable. Export volumes were down in regions severely impacted by the economic scenario, such as Europe (posting a fall of 6% in shipped volumes), albeit on the other hand, offset by an increase in physical shipments to the Middle East (+22.7%) and Africa (+22.2%). However, average export prices (US$) were severely affected, falling 16%.

Beef exports reported a decline both in volumes and revenues, again reflecting the global economic downturn. Export volumes in 2009 decreased 10% in relation to 2008 while average prices weakened by 14%.

Exports of pork meats were 15% higher in volumes, thanks to the performance of the Russian market where demand was 18% up in relation to 2008 and corresponded to 43% of all physical Brazilian exports of pork. However, average prices declined of 28% in 2009 compared with the prevailing average price in 2008.

Domestic consumption — Unemployment rates in metropolitan regions as measured by the government statistics office - IBGE, rose as high as 9% in March 2009, improving to 6.8% in December and equaling rates recorded at the end of 2008. Average real incomes between January and November 2009 increased 2.8% in relation to the same period in 2008.

Raw Materials — In spite of Brazilian corn production reporting results close to that for 2008 (an increase of 0.7%), accumulated inventory and improved international supplies had a positive impact for the Company, with average prices (R$) reporting a year on year decline of 15%. Prices improved in the soybean market, posting an average annual hike of 2% while soybean meal quotations were up 17%. China’s higher demand and lower production in producer countries, such as Argentina, contributed for price increase.

Outlook — Government-inspired expansionist policies during 2009 avoided a greater decline in world economic activity. Forecasts are for a gradual improvement in global consumption as government sponsored fiscal stimuli are phased out. This improvement however will take time since the recovery in labor markets will be slower.

The Brazilian economy should record growth above the world annual average in 2010 in large part thanks to domestic demand (household consumption, government expenditures and investments), driven by better employment prospects, a growth of 3% in real incomes, more attractive credit conditions and a high confidence levels both among consumers and also business leaders.

Investments and Projects

In order to facilitate a better understanding, we have consolidated the pro-forma information for investments in BRF and Sadia since January 1 2009. In this context, total investment in capital expenditures was R$ 1.2 billion during the year. A further R$ 368      million was allocated to replenish poultry/hog breeder stock.

Expenditure was directed more especially to two of Sadia’s new industrial projects in Lucas do Rio Verde (MT), Vitória de Santo Antão (PE) – both of them industrial units for meat processing and already at the preoperational phase. In addition, investments were made in the Mineiros (GO) units – special poultry, and in the new dairy product units in Bom Conselho (PE) and Três de Maio (RS).

Investments — Pro-forma

2009: R$ 802.8 million

Note: the investments made in Rio Verde (GO) are included in the item Productivity and Improvements and were covered by insurance

In the first quarter, we concluded the consolidation of the SAP information technology system involving operations resulting from the acquisition of Eleva (meats and dairy products), the objective being the capture of synergies through the integration of processes.

As a further measure for optimizing processes to reduce the costs of the dairy product business, the Company reallocated production from Cotochés in Rio Casca (MG) and Elegê in Ivoti (RS) to other dairy production units with consequent operational improvement but without reducing volumes.

Additionally, meat production was transferred from the Cavalhada unit in Porto Alegre (RS) area to the neighboring unit of Lajeado (RS) where investments were made in expanding productive capacity and in the modernization of installations. This decision will enhance the value added content in the product mix and improve industrial processes and production costs. It will also be instrumental in socio-environmental preservation since the Cavalhada unit was located in a major economic center.

Operating Performance

Production -CL

Due to weakening export demand following the international scenario and the downsizing of inventory at the importing end of the business, we cut meat production destined for the overseas market by 20% in volume during the first quarter of 2009. This adjustment resulted in higher production costs, including technical shutdowns and employee vacation at these units.

In spite of this reduction, with the consolidation of Sadia’s results in the third quarter, poultry slaughter increased 39.0%, while hog/beef cattle slaughter rose 64.1%. On a pro-forma comparative basis, there was a downward adjustment of 8.3% in poultry slaughter, a 5.6% increase in hog/beef cattle slaughter and a decline of 2.3% in meat production.

On March 21 2009, there was a fire of moderate proportions at the industrial installations at Rio Verde (GO), damage at the distribution center adjacent to the complex being the most serious. The Company’s just-in-time process was upgraded to respond to the greater demand, finished products immediately being transferred to ports, customers and third party warehouses, the loss of storage space thus being successfully compensated. Supplies to customers from this plant were partially redirected to other units to satisfy demand and there were no adverse financial impacts for the Company, covered by insurance.

PRODUCTION	4Q09	4Q08	CH. %	2009	2008	CH. %
Poultry Slaughter (million heads)	407	217	87%	1,200	863	39%
Hog/ Cattle Slaughter (thousand heads)	2,568	1,177	118%	7,620	4,642	64%
Production (thousand tons)
Meats	1,130	506	123%	3,045	2,039	49%
Dairy Products	267	301	(11)%	1,044	1,226	(15)%
Other Processed Products	117	23	418%	261	94	178%
Feed and Premix (thousand tons)	2,291	1,268	81%	7,290	5,251	39%

Domestic Market

The domestic market reflected the pressure generated by the diversion of commodity-type products from the export to the domestic market due to the unsettled international scenario. The Brazilian market also experienced demand for lower priced items with continued robust sales of durable goods, in turn inhibiting more vigorous growth in the food sector.

Domestic Market Sales — CL

	Thousand Tons			R$ Million
	4Q09	4Q08	% Ch.	4Q09	4Q08	% Ch.
Meats	477	218	118	2,923	1,293	126
In Natura	81	36	124	401	160	150
Poultry	45	29	55	202	121	67
Pork/Beef	36	7	398	199	39	405
Elaborated/Processed (meats)	396	182	117	2,522	1,133	123
Dairy Products	250	291	(14)	625	716	(13)
Milk	196	226	(14)	387	425	(9)
Dairy Products/Juice/Others	54	64	(16)	238	290	(18)
Other Processed	99	27	264	500	154	224
Soybean Products/ Others	65	53	23	138	115	19
Total	891	590	51	4,185	2,278	84

Processed	549	274	100	3,260	1,578	107
% Total Sales	62	46		78	69

DOMESTIC MARKET	2009	2008	% Ch.	2009	2008	% Ch.
Meats	1,284	816	57	7,376	4,250	74
In Natura	246	165	50	1,149	677	70
Poultry	161	126	27	689	491	40
Pork/Beef	86	39	121	460	187	147
Elaborated/Processed (meats)	1,038	651	59	6,227	3,573	74
Dairy Products	1,009	1,128	(11)	2,627	2,807	(6)
Milk	799	880	(9)	1,682	1,690	(0)
Dairy Products/Juice/Others	210	247	(15)	945	1,117	(15)
Other Processed	254	106	140	1,319	603	119
Soybean Products/ Others	268	219	23	518	443	17
Total	2,815	2,268	24	11,840	8,104	46

Processed	1,502	1,004	50	8,491	5,293	60
% Total Sales	53	44		72	65

Meats — Sales revenue and volume were respectively, 73.5% and 57.4% higher including revenue from Sadia and on a pro-forma basis, 8.1% higher in terms of revenues, a 2.3% growth in volumes and a 5.8% increase in average prices. Market performance was adversely affected by the following principal factors: redirection of in-natura volume from exports to the domestic market, with the resulting difficulty in passing prices on to processed products; the repositioning of brands such as Avipal and Batavo, with a focus on returns; and a reduction in frozen product volumes due to the accident at the Rio Verde unit. On the other hand, the fourth quarter benefited from the year-end holiday period campaign which helped lift results.

Dairy Products — Dairy product volume was off by 10.5% with sales revenue down by 6.4% but providing the opportunity to increase prices by 4.1% and more effective management of the in natura milk business with an improvement in results, especially grocery store products.

Other processed products — Other processed products posted sales revenue and volumes 119% and 140% respectively higher on the basis of the corporate law criterion and 8.7% and 7.0% higher respectively, in revenues and volumes, if the periods are compared on a pro-forma basis. The other processed products segment posted a good performance on the back of sales from the portfolio which includes: pastas, pizzas, margarines, snacks, frozen vegetables, cheese bread, among others.

Market Share - %

By Volume

Source: AC Nielsen — 2009

Distribution Channels - CL

By Sales Revenue

Exports

Exports reached R$6.7 billion, a 33.5% growth over the same period in 2008. Viewed from a pro-forma standpoint, export revenues were off year on year by 14.1%.  The principal factors impacting export performance were: an accentuated decline in prices and volumes reflecting the adverse scenario and weak demand in the selected markets; the sudden appreciation of the Real against the US Dollar between March and September; pressure from higher production chain costs and expenses due to instability in the markets together with high inventory and falling prices; and the disorganized increase in the offer of commodity-type products on the part of competitors.

During the year, average prices in FOB - Free on Board US dollars fell by about 16%, while the average appreciation in the foreign exchange rate in the same period was approximately 9%, reflected in a significant reduction of sales revenue in Reais. These factors, together with a fall in volumes and an increase in costs/expenses, undermined performance in this market.

Meats — The Company reported meat volumes and sales revenue 48.1% and 35.0% higher, respectively. In pro-forma terms, there was a decline of 12.1% in sales revenue and 5.0% in volume during the year, with average prices in Reais 8.3% less due to the fall in dollar denominated prices with no offsetting adjustment in foreign exchange rates. Additionally, average costs and expenses increased reflecting in sharply narrower export margins.

Dairy Products — We recorded a significant reduction in shipped dairy product volumes of 75.0% and in sales revenue, 83.5%. Weaker international demand and high inventory build-up in other producing regions such as New Zealand combined with the currency translation effect, depressed average prices by 31%, forcing the Company to revise planned export volumes with a subsequent partial transfer of production to the domestic market.

Export Markets — CL

	Thousand Tons			R$ Million
EXPORTS	4Q09	4Q08	% Ch.	4Q09	4Q08	% Ch.
Meats	524	242	117	2,048	1,248	64
In Natura	426	199	115	1,544	975	58
Poultry	357	163	120	1,232	738	67
Pork/Beef	69	36	92	312	236	32
Elaborated/Processed (meats)	98	43	128	504	274	84
Dairy Products	1	5	(79)	6	47	(88)
Milk	0	5	(95)	1	44	(97)
Dairy Products/Juice/Others	1	0	99	5	3	66
Other Processed	5	0	1,359	24	2	1,100
Total	530	247	114	2,078	1,298	60

Processed	104	44	137	533	279	91
% Total Sales	20	18		26	21

EXPORTS	2009	2008	% Ch.	2009	2008	% Ch.
Meats	1,623	1,096	48	6,646	4,923	35
In Natura	1,378	909	52	5,269	3,834	37
Poultry	1,155	767	51	4,230	3,015	40
Pork/Beef	223	142	57	1,040	819	27
Elaborated/Processed (meats)	246	187	31	1,376	1,089	26
Dairy Products	4	16	(75)	21	128	(83)
Milk	2	13	(83)	11	107	(89)
Dairy Products/Juice/Others	2	3	(41)	10	21	(54)
Other Processed	10	1	557	43	7	514
Soybean Products/ Others	9	—	—	39	—	—
Total	1,645	1,114	48	6,749	5,057	33

Processed	257	192	34	1,429	1,117	28
% Total Sales	16	17		21	22

The Company reported the following performance in its leading markets during the year:

•                  Europe — The European economy still reflects the impacts from the financial scenario. Negative margins in this market during the year were a result of weak demand for meats, most notably processed products and turkey meat, and from high inventory sustained by local production.

•                  Middle East — This market suffered from the more serious effects early in the year. While there was a subsequent recovery, this was accompanied by price and volume volatility due to excessive supplies of griller chicken.

•                  Far East — The year also proved to be an extremely difficult one with various key markets such as China, Japan and Singapore being seriously affected. The Japanese economy remained lackluster. China increased local output in order to reduce excessive overdependence on the USA. Beef and pork prices reported a serious slump, this also having a knock on affect on chicken meat prices.

•                  Eurasia — This has been yet another market which has been hit hard by the adverse scenario, also producing negative margins, particularly in the case of sales to the Russian market, an economy which was severely affected by adverse conditions in the global economy. Besides that, the Brazilian quotas were reduced.

•                 Africa, Americas and Other Countries — Increased business in this market was supported principally by demand from South Africa, Angola and Venezuela.

Exports by Region

(% net sales revenue)

Net Sales — Net sales for the year were R$ 15.9 billion, 39.6% higher, reflecting the consolidation of Sadia’s results, while registering a decline of 5.4% on a pro-forma basis due to the conditions of markets to which the Company sells.

In pro-forma terms, the domestic market reported net sales of R$ 12.2 billion with growth of 3.7%, representing 58.1% of the total net sales. On the other hand, sales to the export market recorded a share of 41.9% of net sales, equivalent to R$ 8.8 billion, and 15.6% down for the year, reflecting the complexity of the situation in importing markets with the onset of the adverse scenario.

Breakdown of Net Sales (%) - CL

Costs of Sales — The increase in the cost of sales of 42.1% in the year, proportionally greater than sales revenue, contributed to the squeeze on margins compared with 2008.  The cost of sales totaled R$ 12.3 billion, corresponding to 77.1% of net operating revenue against 75.8% in the preceding year. On a pro-forma basis, the cost of sales fell 1.8%, although sales revenue posted a fall of 5.4%, thus also contributing to narrower margins when earnings are expressed in this format.

The increase in annual costs particularly reflects the fixed structure of the production chain without the expected compensating growth in volumes and prices. In addition, the rise in costs of sales reflected the following principal factors: a 20% cut in production for export in the first quarter; idle capacity along the production chain due to new industrial plants at a pre-operational phase; the redirection of production from the Rio Verde (GO) plant to other industrial units due to the accident which partially affected operations at this industrial complex.

Gross Profit and Gross Margin — In the light of the negative results for the Company’s business in export markets and the affect of this on domestic market business, gross profit amounted to R$ 3.6 billion, 31.8% higher, if Sadia’s results are factored in. Gross margin was 22.9% against 24.2% in 2008, a decline of 15.8%, on a margin of 22.6% against 25.4% on a pro-forma comparison basis and equivalent to R$ 4.7 billion of gross profit.

Operating Expenses — The impact of lower market performance was also reflected in higher operating expenses, relative to the fixed structure of the production chain and the increases reported in distribution, freight, warehousing and investments in marketing campaigns. As a result, operating expenses rose 60.2% during the year, a 3.6% increase in pro-forma terms, more especially due to growth in commercial expenses which contributed to the reduction in operating margins for the year. Administrative expenses represent the structures of the two companies which are to be maintained independent of one another.

Operating Income and Margin — Operating income before financial expenses was R$ 350.1 million, equivalent to a 2.2% operating margin as opposed to 6.2% in the preceding year. This same item was 71.4% lower using pro-forma figures as a comparative base, reaching R$ 416.3 million, and representing a 2.0% operating margin against 6.6% recorded in the preceding year.  These results correspond to the weak performance resulting from the effects of the economic situation and foreign exchange volatility on exports, as well as reduced volumes registered in some markets and an increase in production costs and commercial expenses as already commented above.

Financial Results — During the year, we posted a net financial income of R$ 241.2 million, due to the appreciation of the Real against the US Dollar and financial investments resulting from funds raised through the primary share offering. In pro-forma terms, financial income for the year was R$ 587.7 million against a financial expense of R$ 4.5 billion due to the cost of Sadia’s derivative instruments and a currency situation which was the opposite of the one prevailing in 2009.

Net debt increased 14.4% compared with December 31 2008, while on a comparative pro-forma basis, outstanding debt was offset against the drawdown of funds resulting from the primary share offering which raised a total R$ 5.3 billion. Of this amount, R$ 2.2 billion was injected into Sadia in order to liquidate expensive short-term debt. The net debt/EBITDA ratio was 3.2 times due to lower cash generation in the year, in spite of an adequate level of net debt. Consolidated currency exposure was US$ 1.1 billion, and within the parameters established by Company policy.

On January 21 2010, a subsidiary of the Company, BFF International Ltd., issued ten-year bonds for a total value of US$750 million maturing on January 28 2020 with a coupon of 7.250% per year (yield to maturity 7.375%) which becomes due and payable semiannually as from July 28 2010. The funds raised from the offering will be allocated to the lengthening of the debt maturity profile and for corporate requirements in general.

Debt

	ON 12/31/09			ON 12/31/08
DEBT - R$ MILLION	CURRENT	NONCURRENT	TOTAL	TOTAL	% Ch.
Local Currency	1,914	2,305	4,218	1,228	243%
Foreing Currency	1,000	3,580	4,580	4,138	11%
Gross Debt	2,914	5,884	8,798	5,366	64%
Cash Investments
Local Currency	2,393	394	2,787	772	261%
Foreing Currency	1,851	283	2,134	1,204	77%
Total Cash Investments	4,244	677	4,920	1,976	149%
Net Accounting Debt	(1,330)	5,208	3,878	3,390	14%

Exchange Rate Exposure - US$ Million			(1,092)	(581)	87%

Other Operating Results — relates to the cost of idle capacity — in particular the result of new plants still at a pre-operational phase.

Income Tax and Social Contribution — with the incorporation of Perdigão Agroindustrial S.A., a total of R$ 132 million of existing tax losses carried forward and the negative base for calculation of the social contribution of this company were recognized by BRF during the year. As a result, the income tax and social contribution item reported a negative R$ 65.2 million against a positive R$ 255.3 million for 2008 — arising from goodwill on incorporations. Positive financial results also contributed to the increased appropriation of this tax. From a pro-forma point of view, income tax was a negative R$ 367.3 million against a positive R$ 972.9 million, taking into account the incorporation of a subsidiary in 2009 and goodwill from the incorporation of acquisitions, and the negative financial result generated by Sadia in 2008.

Net Income and Net Margin — Consolidated adjusted net income totaled R$ 252.5 million and the net income excluding the adjustment for the incorporation of the Agroindustrial subsidiary totaled R$ 120.4 million against R$ 54.4 million reported in 2008. These contrasting results reflect the impact of the adverse international market and the benefits of the financial gain due to the appreciation of the Real against the US dollar on our outstanding currency position.

Viewed from the pro-forma standpoint, the Company posted a net income of R$ 227.6 million against a loss of R$ 2.4 billion in the preceding year — reflecting the financial loss on derivative instruments recorded in Sadia’s balance sheet. If the fiscal loss on the incorporation of Perdigão Agroindustrial is excluded, then the accumulated net income for 2009 would be R$ 360 million.

EBITDA - The operating performance as indicated by EBITDA (operating income before financial expenses, taxes and depreciation) was R$ 911.5 million, 21.4% less for the year and corresponding to an EBITDA margin of 5.7%, in particular, the result of pressure on margins due to the negative export performance. Consequently, in pro-forma terms, the year reported a decline of 47.4% in the EBITDA, reaching R$ 1.2 billion and an EBITDA margin of 5.8%.

Breakdown of EBITDA (CL)

EBITDA - R$ Million	4Q09	4Q08	% Ch.	2009	2008	% Ch.
Net Income	6	(20)	—	120	54	121
Non Controlling Shareholders	0	0	—	(4)	0	—
Employees / Management Profit Sharing	14	(0)	—	21	17	23
Income Tax and Social Contribution	26	(191)	—	197	(255)	—
Non Operating Results	124	29	323	145	49	200
Net Financial	49	384	(87)	(241)	630	—
Equity Accounting and Other Operating Result	56	63	(10)	83	63	32
Depreciation, Amortization and Depletion	95	201	(52)	591	602	(2)
= EBITDA	370	465	(20)	912	1,159	(21)

Shareholders’ Equity - Shareholders’ Equity was R$ 13.1 billion against R$ 4.1 billion on December 31 2008, a 220.4% increase. This includes the results of the primary share offering which resulted in the raising of funds amounting to R$ 5.3 billion and allocated for the purpose of stabilizing our consolidated capital structure - first and foremost the liquidation of Sadia’s short-term debt. In addition, a further two capital increases were made through the incorporation of shares amounting to R$ 3.9 billion.

Businesses Combination — The accounting and fiscal treatment with respect to the association agreement were measured in accordance with current practices, allocations being made to property, plant and equipment or non-current assets, under the “intangible” item which shall be subject to annual appraisals using the impairment test (non-recoverability).

Shareholder Remuneration — At a meeting held on December 17 2009, the Board of Directors approved shareholder remuneration amounting to a total of R$ 100  million, corresponding to R$ 0.22998533 per share with payment on February 26 2010 in the form of interest on shareholders’ equity with due retention of income tax at source in accordance with current legislation. The amount distributed to the shareholders for fiscal year 2009 represented 39.7% of adjusted net income booked to the accounts in the period.

Stock Market

The average daily financial volume traded on the BM&FBovespa and the New York Stock Exchange — NYSE during the year was US$ 35.8 million, 42.8% higher and driven by investor interest in the Company, together with the additional liquidity injected following the public offering and the merger of shares.

Performance

	4Q09	4Q08	2009	2008

Share price - R$*	45.37	29.74	45.37	29.74
Traded Shares (Volume) - Millions	99.8	45.9	318.8	209.4
Performance	(1.9)%	(18.3)%	52.6%	(32.8)%
Bovespa Index	13.4%	(24.2)%	82.7%	(41.2)%
IGC (Brazil Corp. Gov. Index)	13.2%	(21.8)%	83.4%	(45.6)%
ISE (Corp. Sustainability Index)	12.8%	(28.6)%	66.4%	(41.1)%

Share price - US$*	52.37	26.38	52.37	26.38
Traded Shares (Volume) - Millions	24.5	14.1	68.9	45.3
Performance	2.5%	(32.6)%	98.5%	(46.4)%
Dow Jones Index	9.7%	(19.1)%	18.8%	(33.8)%

* Closing Price

The shares reported a growth of 52.6% during the year and the ADRs 98.5%. However,

this performance could have been higher had it not been for the negative impact of general trading conditions on the Company’s results. Sadia’s shares ceased to be traded as from September 21 following the incorporation of the company’s shareholders. BRF accounted for 70% of all the transactions for the sector on the BM&FBovespa during the year as well as the totality of ADRs for the sector in Brazil and negotiated on the New York Stock Exchange - NYSE.

YTD 12 months

Average US$ 39.2 million /day (46% higher than YTD 2008)

Social Balance

BRF employs more than one hundred thousand employees at the production and commercial units and in the corporate divisions. The Company’s social policy encompasses various in-house and outside programs. These are designed to provide reasonable and fair working conditions for its employees and focus on programs for professional development and for providing improvements in the quality of life.

Added Value

Added Value Distribution	2009	2008

Human Resources	2,159	1,320
Taxes	2,613	1,201
Interest	(257)	1,311
Interest on Shareholders Equity	100	76
Retention	20	(22)
Minority Interest	(4)	0
Total	4,632	3,887

Corporate Governance

Awarded for the second consecutive year as the Best Brazilian Company in Corporate Governance in the IR Magazine Awards, BRF has demonstrated its high standards through structured operations such as were implemented in the agreement with Sadia. Both companies benefit from the resulting synergies and the overall upside to all shareholders.

The governance policy, with widely held control and equality of rights to all shareholders besides a BM&FBovespa Novo Mercado listing and the Level III ADR program, represent standards that assure the growth of the business with the creation of value and returns to our shareholders.

Structured Corporate Operations

Corporate Operations	Date	R$ million	Shares
Initial Social Capital	06.30.09	3,445	206,958,103
Merger of HFF shares - 1 to 0.166247 shares	07.08.09	1,483	37,637,557
Public Offering	07.21.09	4,600	115,000,000
Merger of Sadia Shares - 1 to 0.132998 shares	08.18.09	2,335	59,390,963
Public Offering - green shoe	08.20.09	690	17,250,000
Subscribed Social Capital	09.30.09	12,553	436,236,623

CADE - The Association Agreement has been submitted for the examination of the Brazilian anti-trust authorities (the Administrative Council for Economic Defense — CADE, Economic Law Department — SDE and the Economic Monitoring Secretariat —

SEAE). During the period in which the Association is being examined by the Brazilian anti-trust authorities, we and Sadia may be subject to certain specific commitments required by these authorities and designed to maintain the status quo in market conditions.

Difuse Control — Equal Rights

As of December 31 2009

Capital Stock — R$ 12.6 billion	Number of Shares — 436,236,623

Sustainability — Our guidelines for creating real value is enshrined in a long-term strategic plan. This covers the protection of our assets and liabilities and the minimizing of the impacts that could create risks for our businesses through the safeguarding of investments and maintaining the confidence of our investors. BRF incorporates sustained growth based upon the economic-financial, social and environmental pillars, the intangible assets being considered as important competitive differentials. The Company also incorporates the guidelines of the GRI — Global Reporting Initiative in the publication of the annual report. For the fifth consecutive year, the Company has been included in the BM&FBovespa’s Corporate Sustainability Stock Index.

Rating — BRF has been assigned two credit ratings: a BB+ (PE) rating from Standard & Poor´s and a Ba1 — (PE) rating - Global Local Currency Corporate Family from Moody´s Investor Service.

Risk Management - BRF and its subsidiaries adopt management practices for controlling and minimizing the impact of the risks to which it is exposed in its chosen markets, sanitary controls, grains, nutritional safety, environmental protection, internal controls and financial risks, the details of which can be found in explanatory note 20 of the Financial Statements.

Novo Mercado (New Market) - BRF signed up to the BM&FBovespa’s Novo Mercado on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into the bylaws and regulations.

Independent Audit — No disbursements of consultancy fees were made to the independent auditors during the year. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors.

The Company’s financial information shown herein is in accordance with accounting practices adopted in Brazil and is an integral part of the audited financial statements. Non-financial information as well as other operating information has not been subject to auditing on the part of our independent auditors.

Pursuant to CVM Instruction 480/09 in a meeting of the Board of Executive Officers held on February 26 2010, the  Board states that it discussed, reviewed and agreed with the opinions expressed in the report of the independent auditors and with the financial statements for the fiscal year ending December 31 2009.

Awards and Recognition	Reason	Institution
Best Company in Corporate Governance	For the second consecutive year, BRF is highlighted as the best company in corporate governance.	IR Magazine
Best Company in the Food Sector	The most comprehensive ranking in the country with companies that were outstanding in financial management and in the socio-environmental, innovation and human resources fields	IstoÉ Dinheiro Magazine
Fritz Müller Award	Conservation of Production Inputs Category — Water	Fatma — the State of Santa Catarina Environmental Protection Agency
Exame Sustainability Guide	Classified among the 20 model companies in Sustainability	Exame Magazine
The Most Admired Companies in Brazil 2009	Ranked among the most admired companies in Brazil and placed 7th in the Agribusiness sector, a new category that has been added to this award.	Carta Capital Magazine
“Best Follow-on Equity Issues”	In recognition of the share offering for capitalizing the new company, resulting from the association between Perdigão and Sadia	LatinFinance

Outlook

The evolution export business in 2010 is based on the improvement in world economic indicators, which should feed through to the increased consumption of our products. In Brazil, lower unemployment rates, an increase in the minimum wage, favorable outlook for GDP growth, among other positive factors, auger well for domestic demand.

Following the highly successful corporate transaction for consolidating the shareholding base of Perdigão and Sadia and the primary share offering for raising additional resources, company focus has now turned to the project for merging its operations. The objective here is to implement the best practices from each organization, resulting in a bigger and better company. This project will be put into practice once a final ruling on the merger is issued by the Administrative Council for Economic Defense (CADE).

To our shareholders, we would like to place on record a special vote of thanks for the support and confidence entrusted in management with respect to the structured operations concluded during the year. To the entire community involved, we would also like to express our gratitude and reinforce the commitment we assumed when we signed the association agreement to make Brasil Foods a competitive and innovative company with the capacity to disseminate the name of Brazil throughout the world.

São Paulo, February 2010.

Luiz Fernando Furlan Co-Chairman of the Board of Directors	Nildemar Secches Co-Chairman of the Board of Directors

José Antonio do Prado Fay

Chief Executive Officer

Attachment I

BRF - Brasil Foods S.A.

PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

(R$ Million)

BALANCE SHEET	12.31.2009	12.31.2008

ASSETS	25,671	11,220
CURRENT ASSETS	10,444	5,985
NONCURRENT ASSETS	15,227	5,234
Long Term Assets	2,635	597
Investments	17	1
Property, Plant and Equipment	9,275	2,918
Intangible	3,098	1,546
Deferred Charges	202	172
LIABILITIES AND SHAREHOLDERS’ EQUITY	25,671	11,220
CURRENT LIABILITIES	5,874	3,081
LONG TERM LIABILITIES	6,657	4,027
NON CONTROLLING SHAREHOLDERS	5	1
SHAREHOLDERS’ EQUITY	13,135	4,111
Capital Stock Restated	12,462	3,445
Reserves	725	705
Equity Evaluation Adjustment	(25)	(38)
Treasury Shares	(27)	(1)

INCOME STATEMENT	4Q09	4Q08	% Ch.	2009	2008	% Ch.

GROSS SALES	6,263	3,576	75%	18,589	13,161	41%
Domestic Sales	4,185	2,278	84%	11,840	8,104	46%
Exports	2,078	1,298	60%	6,749	5,057	33%
Sales Deductions	(957)	(518)	85%	(2,683)	(1,768)	52%
NET SALES	5,306	3,058	73%	15,906	11,393	40%
Cost of Sales	(3,901)	(2,147)	82%	(12,271)	(8,634)	42%
GROSS PROFIT	1,405	912	54%	3,635	2,759	32%
Operating Expenses	(1,129)	(600)	88%	(3,285)	(2,050)	60%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	276	312	(11)%	350	709	(51)%
Financial Expenses, net	(49)	(384)	(87)%	241	(630)	—
Other Operating Results/Equity Accounting	(181)	(139)	30%	(257)	(262)	(2)%
INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS	46	(211)	—	334	(184)	—
Income Tax and Social Contribution	(26)	191	—	(197)	255	—
Employees / Management Profit Sharing	(14)	0	—	(21)	(17)	23%
Non Controlling Shareholders	(0)	(0)	—	4	0	—
NET INCOME	6	(20)	—	120	54	122%
EBITDA	370	465	(20)%	912	1,159	(21)%

Sadia’s results are incorporated as from July 2009. Thus, the accumulated results for the year take into account Sadia’s third quarter results only

Attachment II

INCOME STATEMENT PRO FORMA - R$ MILLION	4Q09	4Q08	% Ch.	2009	2008	% Ch.

Gross Sales	6,263	7,311	(14)	24,426	25,353	(4)
Domestic Market	4,185	4,295	(3)	15,282	14,711	4
Exports	2,078	3,016	(31)	9,144	10,642	(14)
Sales Deduction	(957)	(973)	(2)	(3,489)	(3,232)	8

Net Sales	5,306	6,338	(16)	20,937	22,121	(5)
Cost of Sales	(3,901)	(4,360)	(11)	(16,207)	(16,501)	(2)
Gross Profit	1,405	1,979	(29)	4,730	5,621	(16)
Operating Expenses	(1,129)	(1,238)	(9)	(4,314)	(4,163)	4
Income Before Financial Results (EBIT)	276	741	(63)	416	1,458	(71)
Financial Expenses, Net	(49)	(2,544)	(98)	588	(4,522)	—
Other Operating Results/Equity Accounting	(181)	(154)	17	(263)	(332)	(21)

Income after Financial Expenses and Other	46	(1,957)	—	741	(3,396)	—
Income Tax and Social Contribution	(26)	621	—	(367)	973	—
Employees’/Manangement Profit Sharing	(14)	6	—	(14)	(12)	16
Non Controlling Shareholders	(0)	10	—	13	10	31

Net Income	6	(1,331)	—	228	(2,435)	—
Net Margin	0.1%	(21.0)%	—	1.1%	(11.0)%	—
Adjusted Net Income	6	(1,331)	—	360	(2,435)	—
Adjusted Net Margin	0.1%	(21.0)%	—	1.7%	(11.0)%	—
EBITDA	370	1,024	(64)	1,222	2,324	(47)
EBITDA Margin	7.0%	16.2%	—	5.8%	10.5%	—

For comparative purposes only, we show pro-forma results in attachments II, III and IV consolidating the full data of Sadia S.A. as if the merger of shares had taken place on January 1 2008.

Sadia’s results for 2008 have been adjusted to comply with Law 11,638.

Attachment III

PROFORMA

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	4Q09	4Q08	% Ch.	4Q09	4Q08	% Ch.

Meats	477	488	(2)	2,923	2,944	(1)
In Natura	81	91	(12)	401	429	(7)
Poultry	45	61	(26)	202	256	(21)
Pork/Beef	36	31	17	199	173	15
Elaborated/Processed (meats)	396	397	(0)	2,522	2,515	0
Dairy Products	250	291	(14)	625	716	(13)
Milk	196	226	(14)	387	425	(9)
Dairy Products/Juice/Others	54	64	(16)	238	290	(18)
Other Processed	99	93	7	500	474	5
Soybean Products/ Others	65	59	11	138	162	(15)
Total	891	931	(4)	4,185	4,295	(3)

Processed	549	555	(1)	3,260	3,279	(1)
% Total Sales	62	60		78	76

	THOUSAND TONS			R$ MILLION
EXPORTS	4Q09	4Q08	% Ch.	4Q09	4Q08	% Ch.

Meats	524	520	1	2,048	2,938	(30)
In Natura	426	420	2	1,544	2,259	(32)
Poultry	357	360	(1)	1,232	1,823	(32)
Pork/Beef	69	60	15	312	436	(28)
Elaborated/Processed (meats)	98	100	(2)	504	679	(26)
Dairy Products	1	5	(79)	6	47	(88)
Milk	0	5	(95)	1	44	(97)
Dairy Products/Juice/Others	1	0	99	5	3	66
Other Processed	5	6	(15)	24	32	(25)
Soybean Products/ Others	—	—	—	—	—	—
Total	530	531	(0)	2,078	3,017	(31)

Processed	104	106	(3)	533	714	(25)
% Total Sales	20	20		26	24

	THOUSAND TONS			R$ MILLION
TOTAL	4Q09	4Q08	% Ch.	4Q09	4Q08	% Ch.

Meats	1,001	1,008	(1)	4,971	5,882	(15)
In Natura	507	511	(1)	1,945	2,688	(28)
Poultry	402	420	(4)	1,434	2,078	(31)
Pork/Beef	105	91	16	511	609	(16)
Elaborated/Processed (meats)	494	497	(1)	3,026	3,194	(5)
Dairy Products	251	296	(15)	630	763	(17)
Milk	196	231	(15)	388	470	(17)
Dairy Products/Juice/Others	55	65	(16)	243	293	(17)
Other Processed	104	99	5	523	505	4
Soybean Products/ Others	65	59	11	138	162	(15)
Total	1,421	1,462	(3)	6,263	7,312	(14)

Processed	653	661	(1)	3,792	3,993	(5)
% Total Sales	46	45		61	55

Attachment IV

PROFORMA

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	2009	2008	CH. %	2009	2008	CH. %

Meats	1,751	1,711	2	10,053	9,300	8
In Natura	352	360	(2)	1,638	1,597	3
Poultry	225	238	(6)	969	975	(1)
Pork/Beef	127	121	5	669	622	8
Elaborated/Processed (meats)	1,399	1,351	4	8,415	7,703	9
Dairy Products	1,009	1,128	(11)	2,627	2,807	(6)
Milk	799	880	(9)	1,682	1,690	(0)
Dairy Products/Juice/Others	210	247	(15)	945	1,117	(15)
Other Processed	384	359	7	1,939	1,790	8
Soybean Products/ Others	367	383	(4)	663	814	(19)
Total	3,512	3,581	(2)	15,282	14,711	4

Processed	1,994	1,958	2	11,299	10,610	6
% Total Sales	57	55		74	72

PROFORMA

	THOUSAND TONS			R$ MILLION
EXPORTS	2009	2008	CH. %	2009	2008	CH. %

Meats	2,147	2,272	(6)	8,973	10,211	(12)
In Natura	1,857	1,951	(5)	7,323	8,378	(13)
Poultry	1,572	1,684	(7)	5,927	6,818	(13)
Pork/Beef	286	267	7	1,396	1,561	(11)
Elaborated/Processed (meats)	290	321	(10)	1,649	1,833	(10)
Dairy Products	4	16	(75)	21	128	(83)
Milk	2	13	(83)	11	107	(89)
Dairy Products/Juice/Others	2	3	(41)	10	21	(54)
Other Processed	18	22	(20)	79	85	(7)
Soybean Products/ Others	9	9	(4)	71	217	(67)
Total	2,178	2,320	(6)	9,144	10,641	(14)

Processed	309	346	(11)	1,738	1,939	(10)
% Total Sales	14	15		19	18

	THOUSAND TONS			R$ MILLION
TOTAL	2009	2008	CH. %	2009	2008	CH. %

Meats	3,898	3,984	(2)	19,025	19,511	(2)
In Natura	2,210	2,311	(4)	8,961	9,975	(10)
Poultry	1,797	1,923	(7)	6,896	7,793	(12)
Pork/Beef	413	389	6	2,065	2,183	(5)
Elaborated/Processed (meats)	1,689	1,673	1	10,064	9,536	6
Dairy Products	1,013	1,143	(11)	2,649	2,935	(10)
Milk	801	893	(10)	1,694	1,797	(6)
Dairy Products/Juice/Others	212	251	(15)	955	1,138	(16)
Other Processed	402	381	5	2,018	1,875	8
Soybean Products/ Others	376	393	(4)	734	1,031	(29)
Total	5,690	5,901	(4)	24,426	25,352	(4)

Processed	2,303	2,304	(0)	13,038	12,549	4
% Total Sales	40	39		53	49

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

The merger between BRF and Sadia is currently the subject of examination by the Brazilian Anti-Trust Authorities and its implementation depends on the approval of CADE. On July 7 2009, the Company signed an Agreement with CADE (APRO - Transaction Reversibility Preservation Agreement) which guarantees the reversibility of the operation, authorizes the preparation of studies of synergies and the adoption of joint management initiatives with respect to treasury activity.